UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-22677 CUSIP NUMBER 180489 10 6

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Clarient, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

31 Columbia
Address of Principal Executive Office (Street and Number)

Aliso Viejo, CA 92656-1460
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Clarient, Inc. (the “Company”) was not able to file its Quarterly Report on Form 10-Q (the “Report”) for the quarter ended March 31, 2008 prior to the 5:30 p.m. EST filing deadline on May 15, 2008 because the Company was in the process of completing a review of a matter relating to corporate credit card misuse by a former non-executive employee involving charges of less than $50,000 prior to completing its financial statements for the quarter ended March 31, 2008. That review is now complete, and the Company is filing the Report on the date hereof immediately following the filing of this Form 12b-25.  As set forth in more detail in the Report, there have not been any changes to the preliminary financial information contained in the Company’s press release dated April 30, 2008 (portions of which are summarized in Part IV below).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ronald Andrews, Chief Executive Officer	(888)	433-3310
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a press release, dated April 30, 2008, to report its preliminary financial results for the quarterly period ending March 31, 2008. Revenue from continuing operations was $15.9 million for the first quarter of 2008, an increase of 80 percent compared to $8.8 million in the comparable period in 2007. Gross profit in the first quarter of 2008 was $9.8 million, an increase of 161 percent as compared to $3.8 million in the first quarter of 2007. Gross margin in the first quarter 2008 was 62 percent, as compared to 43 percent in the 2007 first quarter. Total operating expenses were $9.9 million for the first quarter of 2008, an increase of 42 percent compared to $7.0 million in the first quarter of 2007 primarily due to increased bad debt expense on patient accounts. Operating loss was $0.1 million, compared to a loss of $3.3 million in the first quarter 2007, a reduction of 96 percent.  Loss from continuing operations in the 2008 first quarter was $0.9 million, or a loss per share of $0.01 as compared to $4.1 million, or a loss per share of $0.06, in the comparable 2007 period. Net loss for the first quarter of 2008 was $0.9 million, or a net loss per share of $0.01, as compared to net income of $1.3 million, or net income per share of $0.02, in the first quarter 2007. Net income for the first quarter of 2007 included income from discontinued operations, which included a gain on sale of $5.4 million.

Clarient, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2008	By	/s/ RONALD ANDREWS
Ronald Andrews
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).